SECURITIES AND EXCHANGE COMMISSION

450 Fifth St., NW.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

__X__ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or

______TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______ to ______

Commission file number: 1-7221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60169

The Annual Report contains 25 pages.
The Exhibit Index is located on Page 2.

Financial Statements and Exhibit

The following financial statements and exhibit are part of this report.

(a) Financial Statements

(b) Exhibits

Exhibits	Location Page No.
Independent Auditors' Consent	4

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA, INC. 401(k) PROFIT
SHARING PLAN

Date: June 27, 2002

By: /s/ Richard J. Dorazil
Rick Dorazil
Vice President and Director
Global Rewards - Benefits

KPMG

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Motorola, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-58714 on Form S-8 of Motorola, Inc. of our report dated June 14, 2002, relating to the statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Motorola, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Phoenix, Arizona
June 28, 2002

KPMG

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

KPMG

One Arizona Center
400 East Van Buren Street
Suite 1100
Phoenix, AZ 85004

Independent Auditors' Report

Profit Sharing Committee
Motorola, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i), schedule of assets held for investment purposes at end of year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 14, 2002

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
		(in thousands)	
Assets:			
Investments at fair value:			
U.S. Government and agencies securities	$	138,754	116,581
Corporate bonds and debentures		267,290	159,589
Motorola, Inc. capital stock		770,670	906,146
Northern index funds		1,582,122	1,569,805
Short-term and other investments		21,434	42,891
Plan interest in master trust		2,658,216	3,019,059
Participant loans		169,863	189,829
Total investments		5,608,349	6,003,900
Receivables:			
Rollover contributions		184	—
Employer contributions		13,703	12,448
Other		6,965	4,736
Total receivables		20,852	17,184
Total assets		5,629,201	6,021,084
Liabilities:			
Other		191	148
Net assets available for benefits	$	5,629,010	6,020,936

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
		(in thousands)	
Increases (decreases) to net assets attributed to:			
Investment income (loss):			
Net depreciation in fair value of investments	$	(514,047)	(1,179,398)
Interest		41,608	75,635
Dividends		8,127	11,644
Total investment income (loss)		(464,312)	(1,092,119)
Contributions:			
Participants		335,244	350,655
Employer		166,027	162,900
Rollover		16,316	18,441
Total contributions		517,587	531,996
Total increase (decrease)		53,275	(560,123)
Deductions from net assets attributed to:			
Benefits paid to participants		511,300	450,041
Loan default distribution		21,322	6,298
Administrative and other expenses		10,514	14,116
Total deductions		543,136	470,455
Net decrease		(489,861)	(1,030,578)
Net assets available for benefits:			
Beginning of year		6,020,936	7,063,361
Net transfer of assets relating to acquisitions (dispositions)		97,935	(11,847)
End of year	$	5,629,010	6,020,936

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Motorola, Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

Effective January 1, 2000, the name of the Plan changed from the Motorola Profit Sharing and Investment Plan to the Motorola, Inc. 401(k) Profit Sharing Plan (the Plan). The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees are eligible to participate in the Plan on the first day of the month following completion of 12 full months of continuous employment. Motorola, Inc. was the record keeper of the Plan through April 2000. At such time, the record keeping function was transitioned to Northern Trust. This transition initiated a suspension of the Plan beginning May 1, 2000 which continued through June 30, 2000. Participant contributions, matching contributions, payroll loan deductions, and investment gains/losses continued through the transition period. There were 78,706 participants in the Plan at December 31, 2001.

(b) Contributions

Effective July 1, 2000, participants may elect to contribute up to 20% of their pretax compensation, up to the annual deferral limit as set by the Internal Revenue Code (IRC). Prior to July 1, 2000, participants could elect to contribute up to 17% of their pretax compensation up to the annual deferral limit as set by the IRC. Prior to July 1, 2000, participants were required to contribute at least 1% of their compensation when they became eligible to participate. In the event a participant fails to make an election, 3% of their compensation is automatically contributed to the Plan when they become eligible to participate. The annual deferral limits as set by the IRC was $10,500 in both 2001 and 2000.

Effective January 1, 2000, participant deferrals up to 3% of compensation are matched by the Company on a dollar for dollar basis and participant deferrals between 3% and 6% of compensation are matched at fifty cents for each dollar deferred.

The Company may also make a profit sharing contribution to the Plan. The profit sharing contribution is 7.5% of pretax worldwide earnings (as defined), reduced by a formula which compares the compensation paid by participating companies to worldwide compensation. Total matching contributions made to all participants during the year are subtracted from the profit sharing formula amount to determine the profit sharing contribution for the year. There was no profit sharing contribution made for 2001.

(c) Participant Accounts

Prior to July 1, 2000, participants were able to elect to transfer balances between funds in 5% increments provided there were at least three months between transfers. Participants could elect to make daily transfers out of the Motorola Stock Fund. The daily transfers were not subject to the three-month rule. Effective July 1, 2000, transfers can be made at any time between funds, and transfers are not subject to the three-month rule.

Each participant's account is credited with the participant's elective deferrals, Company matching and profit sharing contributions, and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures are used to offset Company contributions. As of December 31, 2001 there were no forfeiture amounts that have not been used to offset the Company contribution.

(d) Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. Effective July 1, 2000, any participant who earns an hour of service on or after July 1, 2000, shall be 100% vested in employer contributions and earnings thereon. Prior to July 1, 2000, participants became fully vested in Company contributions and related earnings over a period of 5 years of service or upon termination due to death, disability, or retirement at age 65.

(e) Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares from the Motorola Stock Fund, shares of Motorola stock or cash, (b) the purchase of an annuity from an insurance company, which makes subsequent payments to the participant, (c) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Effective July 1, 2000, partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants no longer are required to cash out their entire benefits at age 70 (although this requirement will continue to apply to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions are permitted.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% and plus 0.3% (loan insurance fee) unless the Plan Administrator determines the interest rate is not reasonable. Principal and interest is paid ratably through payroll deductions. Effective July 1, 2000, a $50 processing fee is charged for loans.

(Continued)

(g) Investment Funds

The following is a description of Plan investment options as of December 31, 2001:

- Short-Term Bond Fund – This Fund is invested in short and intermediate-term government and corporate fixed income securities, with the objective of current income with limited growth.
- Long-Term Bond Fund – This Fund is invested in intermediate and long-term government, corporate and asset-backed fixed income securities, with the objective of performance similar to the Lehman Brothers Aggregate Bond Index.
- Balanced Fund I – This Fund is invested in domestic stocks, international stocks, and fixed income securities, with the objective of long-term account growth.
- Balanced Fund II – This Fund is invested in domestic stocks, international stocks, and fixed income securities, with the objective of long-term account growth.
- Large Company Equity Fund – This Fund is invested in equity securities of large U.S. companies representing about 75% by market value of the U.S. equity market, with a median market capitalization of approximately $8 billion. The objective for this fund is performance similar to the S&P 500 Index.
- Mid-Sized Company Equity Fund – This Fund invests in equity securities of mid-sized U.S. companies with a media market capitalization of approximately $1 to $8 billion, with the objective of performance similar to the S&P MidCap 400 Index.
- International Equity Fund – This Fund invests in equity securities of non-U.S. companies. Participant account values in this fund reflect a 1.0% transaction fee for net purchases made with new contributions and transfers into this fund. The objective of this Fund is performance similar to the MSCI EAFE Index.
- Small Company – This Fund invests in equity securities of small-sized U.S. companies with a median market capitalization of approximately $0.3 billion. Participant account values in this fund reflect a 0.5% transaction fee for net purchases made with new contributions and transfers into this fund. The objective of this Fund is performance similar to the Russell 2000 Small Stock Index.
- Motorola Stock Fund – This Fund is invested in Motorola, Inc. common stock and short-term investments, with the objective of long-term growth.

(h) Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants' accounts will become 100% vested.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in funds are valued at their participation unit share of the total funds as determined by the trustee, which approximates fair value. The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets.

(e) Party-in-Interest

Certain Plan investments are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of common stock of Motorola, Inc. Motorola, Inc. is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as a party-in-interest. The Plan purchased 13,390,629 and 13,861,823 shares of Motorola common stock during the years ended December 31, 2001 and 2000, respectively. The Plan disposed of 6,840,699 and 1,692,458 shares of Motorola common stock during 2001 and 2000, respectively.

(3) Investments

At December 31, 2001, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Motorola, Inc. common stock	$	770,670
MFB NTGI COLTV Daily S&P 500 Equity Index Fund		1,181,606

At December 31, 2000, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Motorola, Inc. common stock	$	906,146
MFB NTGI COLTV Daily S&P 500 Equity Index Fund		1,383,941

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

For the year ended December 31, 2001:

		Realized gain (loss)	Unrealized gain (loss)
		(in thousands)	
U.S. Government and agencies securities	$	1,245	1,409
Corporate bonds and debentures		885	3,539
Motorola, Inc. capital stock		(13,669)	(216,456)
Northern index funds		(28,159)	(142,461)
Short-term and other investments		20	—
Plan interest in Master Trust		(22,612)	(97,788)
		(62,290)	(451,757)
Net depreciation in fair value of investments			$ (514,047)

For the year ended December 31, 2000:

		Realized gain (loss)	Unrealized gain (loss)
		(in thousands)	
U.S. Government and agencies securities	$	3,157	4,737
Corporate bonds and debentures		(3,459)	(5,155)
Motorola, Inc. capital stock		(8,500)	(996,490)
Northern index funds		(4,196)	(61,581)
Short-term and other investments		(100,426)	(4,207)
Plan interest in Master Trust		13,065	(16,343)
		(100,359)	(1,079,039)
Net depreciation in fair value of investments			$ (1,179,398)

(4) Interest in Master Trust

During 2000 a master trust arrangement was established whereby certain of the Plan's investments are held in a master trust account at Northern Trust. The master trust also includes the investment assets of the Motorola, Inc. Pension Plan. Investment income and administrative expenses of the master trust are allocated to the Plan and the pension plan based on the relative market values of each plan's net assets on a daily basis.

The fair value of the investments for the master trust and the Plan's interest in the master trust at December 31, 2001 is summarized as follows (in thousands):

Short-term investments	$	85,437
Common stock		3,934,790
U.S. Government and agencies securities		893,347
Corporate bonds and debentures		919,758
Other		11,151
Total investments in master trust		5,844,483
Percentage allocated to the Plan		45.4825%
Plan interest in master trust	$	2,658,216

The net investment gain (loss) of the master trust for the year ended December 31, 2001 is summarized as follows (in thousands):

		Equity pool		Bond pool
Interest and dividends	$	49,811		105,781
Unrealized gain (loss)		(134,193)		10,696
Realized gain (loss)		(477,607)		52,692
Total master trust net investment gain (loss)		(561,989)		169,169
Weighted average percentage allocated to the Plan		39.83%		57.77%
Plan interest in master trust investment gain (loss)		(223,840)		97,729
Net Plan interest in master trust investment gain (loss)			$	(126,111)

(5) Federal Income Taxes

The Plan has received a favorable determination letter dated June 9, 1994 from the Internal Revenue Service regarding the Plan's Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501 (a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

(6) Transfer of Assets Relating to Acquisitions and Dispositions

Effective January 3, 2001, assets totaling $906,419 were transferred into the Plan relating to the Software Corporation of America acquisition.

Effective February 1, 2001 and July 17, 2001, assets totaling $1,526,312 were transferred into the Plan relating to the Metroworks Corporation acquisition.

Effective February 13, 2001, assets totaling $1,904,681 were transferred into the Plan relating to the Suncoast Scientific Incorporated acquisition.

Effective April 2, 2001, assets totaling $93,253,047 were transferred into the Plan relating to the General Instrument Corporation acquisition.

Effective May 21, 2001, assets totaling $344,434 were transferred into the Plan relating to the Wavemark Technology, Inc. acquisition.

The Company transferred the assets of affected employees in the amount of $4,135,000 to the ON Semiconductor 401(k) Plan effective April 2000.

Effective August 31, 2000, the Lucent Savings Plan and Philips Consumer Communications L.P. 401(k) Retirement Savings Plan were merged with the Motorola, Inc. 401(k) Profit Sharing Plan. Assets totaling $1,927,000 were transferred into the Plan.

The Company transferred the assets of affected employees in the amount of $9,665,000 to Siemens 401(k) Plan, effective October 17, 2000.

In 2000, additional assets were transferred from numerous entities that netted to a transfer in to the Plan of $26,000.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

		Year ended December 31	
		2001	**2000**
Benefits paid to participants per the financial statements	$	511,300	450,041
Add amounts allocated to withdrawing participants at December 31, 2000		—	(18,337)
Add amounts for loan default distributions at December 31, 2001		21,322	—
Benefits paid to participants per the Form 5500	$	532,622	431,704

The following is a reconciliation of other receivables per the financial statements to the Form 5500 (in thousands):

	December 31	
	2001	**2000**
Other receivable per the financial statements	$ 6,965	4,736
Rollover receivable	184	—
Pending purchase transactions	(5,946)	—
Other receivable per the Form 5500	$ 1,203	4,736

SCHEDULE I

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	Non-Interest Bearing Cash - USD			
	USD - United States dollar	52,874.120	52,874.120	52,874.120
	Total - all currencies		**52,874.12**	**52,874.12**
	Total Non-Interest Bearing Cash - USD		**52,874.12**	**52,874.12**
	Receivable Income - USD			
	United States - USD			
	INCOME FROM SECURITIES LENDING ACTIVITIES	4.000	0.000	0.000
	Total United States - USD		**0.00**	**0.00**
	Total Receivable Income - USD		**0.00**	**0.00**
	Receivables - Other - USD			
	Pending trade sales: United States dollar	0.000	4,532,526.560	4,532,526.560
	Total - all currencies		**4,532,526.56**	**4,532,526.56**
	Total Receivables - Other - USD		**4,532,526.56**	**4,532,526.56**
	U.S. Government Securities			
	United States - USD			
	FHLMC DEB DTD 01/07/2000 6.875 01-15-2005 CUSIP: 3134A32S4	3,000,000.000	3,176,015.630	3,231,570.000
	FHLMC DEB DTD 11/15/2001 3.25 11-15-2004 CUSIP: 3134A4LX0	2,000,000.000	1,945,700.000	1,960,000.000
	FHLMC DTD 11/17/2000 6.375 11-15-2003 CUSIP: 3134A4CQ5	10,750,000.000	11,145,047.850	11,363,072.500
	FHLMC GOLD C00632 7 07-01-2028 CUSIP: 31292GVZ6	756,619.410	778,490.470	772,341.960
	FHLMC GOLD C00647 6.5 09-01-2028 CUSIP: 31292GWG7	1,089,826.260	1,111,793.150	1,093,564.360
	FHLMC NT 6.25 10-15-2002 CUSIP: 3134A3T48	5,600,000.000	5,604,682.880	5,776,750.000
	FHLMC REMIC MANUFACTURED HSG SER I CL 1A10.15 PASS THRU CT CUSIP: 31339VAA6	5,912.850	5,939.250	5,932.770
	FNMA NTS 5.125 02-13-2004 CUSIP: 31359MEM1	5,540,000.000	5,564,453.910	5,729,578.800
	FNMA PREASSIGN 00030 7 07-15-2005 CUSIP: 31359MFV0	3,500,000.000	3,871,698.720	3,794,210.000
	FNMA PREASSIGN 00034 6.75 08-15-2002 CUSIP: 31359MFZ1	5,100,000.000	5,216,366.330	5,245,031.250

See accompanying independent auditors' report.

MOTOROLA, INC_ 401(K) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
U.S. Government Securities			
United States - USD			
FNMA PREASSIGN 00136 4.375 10-15-2006 CUSIP: 31359MLH4	825,000.000	838,083.680	808,112.250
FNMA REMIC TR SER 1994-19 5.0 GTD MTG PASS THRU CTF DUE CUSIP: 31359GMH8	1,062,861.510	1,010,382.730	1,064,519.570
FNMA REMIC TR 1993-M01 CL-A VAR RATE 04-25-2020 CUSIP: 31359DT37	20,954.540	22,105.750	20,958.100
FNMA 5.75 04-15-2003 CUSIP: 31359MDT7	9,500,000.000	9,335,232.180	9,881,520.000
FNMA 6.375 10-15-2002 CUSIP: 31359MGG2	5,000,000.000	5,022,550.000	5,162,500.000
FNMA 6.5 DUE 08-15-2004 REG CUSIP: 31359MEX7	6,500,000.000	6,806,853.310	6,925,555.000
GNMA POOL # 780505 7.5 DUE 11-15-2007 REG CUSIP: 36225AR28	1,903,200.350	1,964,416.410	1,989,662.740
GNMA POOL # 780677 8 DUE 11-15-2017 REG CUSIP: 36225AXE5	998,728.070	1,051,551.440	1,063,515.560
US TREAS NTS DTD 00858 5.875 DUE 11-15-2004 BEO CUSIP: 9128275S7	24,940,000.000	26,453,825.870	26,397,493.600
US TREAS NTS DTD 03/31/1998 5.5 DUE 03-31-2003/10-20-1 CUSIP: 9128274B5	1,000,000.000	1,019,726.560	1,038,590.000
US TREAS NTS DTD 08/16/1993 5.75 DUE 08-15-2003 REG CUSIP: 912827L83	7,450,000.000	7,707,903.110	7,802,683.000
US TREAS NTS 5.25 DUE 08-15-2003 REG CUSIP: 9128274N9	18,228,000.000	18,713,811.030	18,954,203.520
US TREAS NTS 5.5 DUE 02-28-2003 REG CUSIP: 9128273Z3	5,525,000.000	5,705,648.790	5,728,706.750
US TREAS NTS 6.375 DUE 08-15-2002 REG CUSIP: 912827G55	11,420,000.000	11,606,931.910	11,734,050.000
US TREAS NTS 6.875 DUE 05-15-2006 REG CUSIP: 912827X80	1,100,000.000	1,208,882.810	1,210,000.000
Total United States - USD		**136,888,093.77**	**138,754,121.73**
Total U.S. Government Securities		**136,888,093.77**	**138,754,121.73**
Corporate Debt Instruments - Preferred			
United States - USD			
ABBOTT LABS ABBOTT LAB 5.125 DUE 07-01-2004 BEO CUSIP: 002824AL4	2,750,000.000	2,745,352.500	2,828,650.000
ABS STD CR CARD MASTR TR I 5.95 EXP MAT DT 9-7-03 FNL MAT CUSIP: 85333JAY3	4,000,000.000	4,038,984.380	4,146,240.000
AL PWR CO SR NT SER N DTD 08/29/2001 4.875 DUE 09-01-20 CUSIP: 010392DV7	2,490,000.000	2,485,667.400	2,515,671.900
AMER EXPRESS CR A/C MASTER TR SER 1997-1CL-A 6.4 AST BKD C CUSIP: 02582JAC4	2,810,000.000	2,860,014.830	2,880,250.000
AMERICREDIT AUTOBOBILE REC TRST 2001-1 A3 CPN 5.130 DUE 1 CUSIP: 03061NDU0	1,150,000.000	1,149,951.750	1,181,556.000
AMERN HOME PRODS CORP NT 5.875 DUE 03-15-2004 BEO CUSIP: 026609AK3	2,000,000.000	1,997,440.000	2,082,060.000
BELL TEL CO PENN 6.125 BD DUE 3-15-03 REG CUSIP: 078167BF9	1,000,000.000	1,004,750.000	1,038,580.000
BELLSOUTH TELECOMMUNICATIONS INC PUT SECS 6 DUE 08-15-2 CUSIP: 079867AX5	2,100,000.000	2,097,543.000	2,120,076.000
BK 1 CORP NT 6.4 DUE 08-01-2002 BEO CUSIP: 06423AAC7	2,000,000.000	1,963,840.000	1,987,636.990
CAP AUTO RECEIVABLES AST TR 1999-1 CL A-3 5.68 DUE 08-15 CUSIP: 139732BB6	920,363.570	928,524.610	926,288.690

See accompanying independent auditors' report.

SCHEDULE I

MOTOROLA, INC. 401() PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Preferred			
United States - USD			
CARCO AUTO LN MASTER TR SER 1999-4 AST BKD CTF 6.43 DUE 1 CUSIP: 141389BH8	2,165,000.000	2,165,476.120	2,234,950.500
CATERPILLAR FINL AST TR 2001-A AST BKD NT CL A-3 4.85 DUE CUSIP: 149114BF6	2,150,000.000	2,149,761.650	2,197,616.050
CHASE CR CARD MASTER TR SER 1998-3 6.0 ABS DUE 08-15-2005 CUSIP: 16151PAU1	2,700,000.000	2,758,535.160	2,797,549.920
CHASE MANHATTAN CORP NEW 7.625 DUE 01-15-2003 REG CUSIP: 16161ABG2	2,400,000.000	2,458,344.000	2,522,544.000
CIT GROUP INC 5.625 DUE 10-15-2003 BEO CUSIP: 125577AB2	3,250,000.000	3,339,057.500	3,352,505.000
CIT GROUP INC 7.5 DUE 11-14-2003 BEO CUSIP: 125577AL0	3,000,000.000	3,176,460.000	3,196,590.000
CITIBANK CR CARD MASTER TR I SER 1998-3 CL A 5.8 ABS CTF D CUSIP: 17303CBA8	4,250,000.000	4,245,986.330	4,377,652.580
CITIBANK CR CARD MASTER TR I 1999-7 PARTN CTF CL A 6.6 CUSIP: 17303CBW0	3,000,000.000	3,111,328.130	3,176,250.000
CITIGROUP INC GLOBAL SR NT DTD 05/10/2001 5.75 DU CUSIP: 172967BF7	2,060,000.000	2,060,659.200	2,108,822.000
CITIGROUP INC NOTES GLOBAL 5.7 DUE 02-06-2004 BEO CUSIP: 172967BD2	7,250,000.000	7,363,757.500	7,525,137.500
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE # TR 00 CUSIP: 22237LLD2	3,040,000.000	3,084,621.600	3,098,033.600
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSBOOK ENTRY 5.25 US CUSIP: 22237LKU5	3,500,000.000	3,495,800.000	3,587,430.000
DAIMLERCHRYSLER AUTO TR 2000-B AST BACKED NT CL A-3 7 CUSIP: 23383VAF7	2,495,000.000	2,495,794.710	2,568,409.890
DAIMLERCHRYSLER AUTO TR 2000-1 A4 7.23 AUTO TR 2000-1 A4 CUSIP: 23383VAC4	2,145,000.000	2,144,989.280	2,259,349.740
DEAN W. DISCOVER 6.875 BD DUE 3-1-03 REG CUSIP: 24240VAC5	2,375,000.000	2,352,746.250	2,483,846.250
DISCOVER CARD MASTER TR I SER 1999-2 CL-A 5.9 DUE 10-18 CUSIP: 25466KCE7	1,000,000.000	1,005,859.380	1,011,017.700
DISCOVER CARD MASTER TR I SER 1999-4 CTFCL A 5.65 DUE 11-1 CUSIP: 25466KCJ6	1,600,000.000	1,557,500.000	1,621,116.800
DISCOVER CARD MASTER TR I SER 99-1 CR CARD PASSTHRU CTF CUSIP: 25466KCC1	2,278,000.000	2,200,656.720	2,286,971.900
DUKE CAP CORP SR NT 7.25 DUE 10-01-2004 BEO CUSIP: 26439RAG1	2,200,000.000	2,378,222.000	2,321,880.000
ELECTR DATA SYS CORP NT 6.85 DUE 10-15-2004 BEO CUSIP: 285659AD0	2,500,000.000	2,633,075.000	2,644,625.000
EQCC HOME EQTY LN TR SER 1998-1 CL A3F 6.230 ABS CTF DUE CUSIP: 268917EF4	129,604.980	129,960.510	129,763.760
FL PWR & LT CO FLA PWR & LT 1ST MTG 6.875 DUE 12-01-20 CUSIP: 341081DZ7	605,000.000	604,945.300	638,686.400
FORD CR AUTO OWNER TR 2000-A AST BACKED NT CL A-5 7.19 DUE CUSIP: 34527RDJ9	1,025,000.000	1,057,992.190	1,076,198.750
FORD CR AUTO OWNER TR 2000-C AST BKD NT CL A-4 02-15-2004 CUSIP: 34527RDY6	969,888.430	969,805.780	998,073.390
FORD CR AUTO OWNER TR 2000-F NT CL A-2 6.56 DUE 05-15-200 CUSIP: 34527RES8	975,000.000	974,988.470	1,016,437.500
GEN ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY TR 00481 5.3 CUSIP: 36962GWA8	2,220,000.000	2,218,801.200	2,286,955.200
GEN ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR CUSIP: 36962GVM3	1,500,000.000	1,547,497.600	1,615,245.000
GEN ELEC CAP CORP MEDIUM TERM NTS 6.81 DUE 11-03-2003 BEO CUSIP: 36962GUJ1	3,000,000.000	3,205,530.000	3,198,150.000
GEN ELEC CAP CORP MTN BEO TRANCHE # TR 00486 5.375 DUE 04 CUSIP: 36962GWF7	2,750,000.000	2,815,240.000	2,867,755.000
GOLDMAN SACHS GROUP INC NT 7.625 DUE 08-17-2005 BEO CUSIP: 38141GAQ7	1,500,000.000	1,605,030.000	1,611,675.000
GTE CORP 9.1 DUE 06-01-2003 REG CUSIP: 362320AS2	2,500,000.000	2,693,650.000	2,678,550.000

See accompanying independent auditors' report.

SCHEDULE I

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

Corporate Debt Instruments - Preferred

United States - USD

A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	HARLEY-DAVIDSON EAGLEMARK MOTORCYCLE TR 2000-1 CL A-2 7.14 CUSIP: 412906BE8	1,500,000.000	1,499,899.500	1,566,090.000
	HARTFORD FINL SVCS GROUP INC 7.75 DUE 06-15-2005 BEO CUSIP: 416515AD6	2,000,000.000	2,139,520.000	2,137,340.000
	HELLER FINL INC NT 7.875 DUE 05-15-2003 BEO CUSIP: 423328BN2	3,000,000.000	3,197,520.000	3,196,680.000
	HSEHD FIN CORP NT 5.875 DUE 11-01-2002 BEO CUSIP: 441812GC2	1,000,000.000	956,580.000	1,024,680.000
	HSEHD FINL CORP LTD NT 7 DUE 08-01-2003 BEO CUSIP: 441812GJ7	1,000,000.000	1,049,850.000	1,052,230.000
	HYDRO QUE FLTG RT DUE 07-31-2002/07-24-1 CUSIP: 044518538	2,250,000.000	2,196,562.500	2,238,750.000
	LEHMAN BROS HLDGS INC 6.125 DUE 07-15-2003 REG CUSIP: 524908BU3	3,000,000.000	3,098,010.000	3,119,730.000
	LEHMAN BROS HLDGS INC 6.25 BD DUE 04-01-2003 CUSIP: 524908BT6	1,060,000.000	1,011,992.600	1,100,036.200
	LEHMAN BROS INC BD 7 DUE 05-15-2003 BEO CUSIP: 52517PQD6	1,500,000.000	1,537,945.000	1,565,700.000
	LEHMAN INC 7.36 BD DUE 12-15-2003 REG ONE-TIME PUT PAY 1 CUSIP: 524909AB4	1,500,000.000	1,551,720.000	1,599,465.000
	M.LYNCH & CO INC 6.0 BD DUE 02-12-2003 BEO CUSIP: 590188HZ4	2,000,000.000	2,066,580.000	2,071,980.000
	MBNA MASTER CR CARD TR II SER 1997-F CL A 6.6 AST BACKED C CUSIP: 55262TCJ0	2,665,000.000	2,701,014.260	2,714,968.750
	MBNA MASTER CR CARD TR II SER 1999-I CL A AST BKD 6.4 DUE CUSIP: 55262TES8	2,500,000.000	2,460,839.840	2,563,541.250
	MBNA MASTER CR CARD TR II 1998-J A 5.25 DUE 02-15-2006 BEO CUSIP: 55262TDT7	1,260,000.000	1,274,913.280	1,297,988.870
	MBNA MASTER CR CARD TR II 5.8 DUE 12-15-2005 BEO CUSIP: 55262TDH3	1,140,000.000	1,191,806.250	1,180,253.400
	MELLON FDG CORP SR NT 7.5 DUE 06-15-2005BEO CUSIP: 585515AA7	1,500,000.000	1,497,780.000	1,634,490.000
	MELLON FINL CO 5.75 DUE 11-15-2003 BEO CUSIP: 585510CH1	1,000,000.000	1,018,570.000	1,042,780.000
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY TR # 00 CUSIP: 59018YDN8	1,000,000.000	1,023,970.000	1,042,400.000
	MERRILL LYNCH & CO INC 6 DUE 11-15-2004 BEO CUSIP: 590188JM1	1,030,000.000	992,157.800	1,075,206.700
	MORGAN STANLEY DEAN WITTER & CO 7.125 DUE 01-15-2003 BEO CUSIP: 617446DS5	2,250,000.000	2,249,505.000	2,351,002.500
	NATIONSBANK CR CARD MASTER TR SER 1993-2CL A 6.0 CTF DUE 1 CUSIP: 638586AA5	5,270,000.000	5,233,942.970	5,475,846.200
	NCNB TEX NATL BNK 9.50 CAP NT OB DUE 6-1-2004 REG CUSIP: 628857DJ0	2,605,000.000	2,896,246.550	2,918,642.000
	PITNEY BOWES INC 5.87500 04/30/01 05/01/06 5.875 DUE CUSIP: 724479AE0	655,000.000	670,955.800	669,763.700
	PNC FDG CORP NT 6.95 DUE 09-01-2002 BEO CUSIP: 693476AM5	1,075,000.000	1,090,463.000	1,107,637.000
	PREMIER AUTO TR 1999-1 AST BKD NT CL A-45.82 DUE 10-08-200 CUSIP: 74046RFM8	1,078,398.250	1,054,260.670	1,102,317.120
	PVTPL MONUMENTAL GLOBAL FDG II-B SR SECDNT SER A 144A CUSIP: 615323AA0	2,500,000.000	2,595,900.000	2,618,175.000
	PVTPL PRUDENTIAL INS CO AMER 6.875 DUE 04-15-2003 REG CUSIP: 743917AC0	2,500,000.000	2,566,200.000	2,583,500.000
	S W AIRLS 2001-1 PASS THRU TRS 5.10000 00/00/00 05/01/06 CUSIP: 84474QAA1	2,500,000.000	2,500,000.000	2,465,925.000
	SALOMON SMITH BARNEY HLDGS INC 6.75 DUE 02-15-2003 REG CUSIP: 79549BAZ0	1,700,000.000	1,664,541.400	1,774,545.000
	SEARS CR A/C MASTER TR II SER 1996-3 CL A 7 ABS DUE 07-15- CUSIP: 81234CAU5	3,000,000.000	3,000,234.380	3,156,540.000
	TARGET CORP 7.5 DUE 02-15-2005 BEO CUSIP: 87612EAA4	3,950,000.000	4,270,645.000	4,221,444.000

See accompanying independent auditors' report.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similary Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Preferred			
United States - USD			
UNILEVER CAP CORP BD 6.75 DUE 11-01-2003BEO CUSIP: 904764AE7	2,500,000.000	2,524,875.000	2,653,825.000
UNILEVER CAP CORP NT 6.875 DUE 11-01-2005 BEO CUSIP: 904764AF4	740,000.000	748,108.330	788,677.200
VERIZON GLOBAL FDG CORP NT 6.75 DUE 12-01-2005 BEO CUSIP: 92344GAK2	2,000,000.000	2,066,060.000	2,110,920.000
VODAFONE AIRTOUCH PLC FORMERLY VODAFONE GRP PLC 6/28/1999 CUSIP: 92857TAF4	1,000,000.000	1,010,283.950	1,075,260.000
WAL-MART STORES INC NOTES 3.25 DUE 09-29-2003 BEO CUSIP: 931142BP7	2,490,000.000	2,487,236.100	2,488,605.600
WELLS FARGO & CO NEW MEDIUM TERM SR NTS TRANCHE # SR 00013 CUSIP: 94974BAN0	3,000,000.000	2,999,910.000	3,052,740.000
WELLS FARGO & CO NEW NT 6.625 DUE 07-15-2004 BEO CUSIP: 949746AA9	4,595,000.000	4,727,240.250	4,863,164.200
WELLS FARGO FINL INC GLOBAL NT DTD 05/03/2001 5.45 DU CUSIP: 94975CAE7	650,000.000	649,200.500	670,748.000
WELLS FARGO FINL INC SR NT DTD 07/14/2000 7.25 DU CUSIP: 94975CAA5	1,000,000.000	998,670.000	1,058,940.000
1ST USA CR CARD MASTER TR SER 1997-6 CL A 6.42 AST BKD CTF CUSIP: 337435CN9	2,500,000.000	2,493,847.660	2,553,125.000
Total United States - USD		**178,239,697.44**	**182,182,450.70**
Total Corporate Debt Instruments - Preferred		**178,239,697.44**	**182,182,450.70**
Corporate Debt Instruments - Other			
United States - USD			
ABITIBI-CONSOLIDATED INC DEB 8.3 DUE 08-01-2005 BEO CUSIP: 003924AF4	1,200,000.000	1,199,784.000	1,254,900.000
AMERADA HESS CORP NT DTD 08/15/2001 5.9 DUE 08-15-2006 BEO CUSIP: 023551AG9	1,080,000.000	1,085,057.350	1,088,013.600
AMERN ELEC PWR INC SR NT SER A 6.125 DUE05-15-2006 BEO CUSIP: 025537AA9	1,250,000.000	1,242,583.600	1,235,437.500
AMERN GEN FIN CORP 6.75 DUE 11-15-2004 BEO CUSIP: 02635KCN2	2,575,000.000	2,694,100.900	2,746,289.000
ANADARKO PETE CORP 5.875 NT DUE 10-15-2003 REG CUSIP: 032511AG2	2,500,000.000	2,369,550.000	2,561,750.000
BANKBOSTON CORP MEDIUM TERM SR NTS BOOK ENTRY 6.125 DUE 03 CUSIP: 06605TAL6	2,150,000.000	2,151,670.000	2,167,092.500
BEN CORP TRANCHE # TR 187 6.25 MTN DUE 02-18-2003/03 BEO CUSIP: 08172MHU3	1,200,000.000	1,205,652.000	1,226,976.000
BOEING CAP CORP MTN 6.68 DUE 12-01-2003 BEO CUSIP: 09700WDJ9	2,500,000.000	2,500,000.000	2,628,175.000
CATERPILLAR FINL SVCS CORP MTN 5.92 DUE 01-08-2003 BEO CUSIP: 14912LP47	1,250,000.000	1,250,000.000	1,286,025.000
CSX CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00044 CUSIP: 12641LBV4	3,000,000.000	3,041,960.000	3,105,060.000
DAIMLER CHRYSLER N AMER HLDG CORP 7.125 DUE 03-01-2002 BEO CUSIP: 233835AF4	1,500,000.000	1,488,495.000	1,508,625.000
DONALDSON LUFKIN & JENRETTE INC MTN BEO TRANCHE # TR 00013 CUSIP: 25766CAN4	3,185,000.000	3,314,725.050	3,260,229.700
EOP OPER LTD PARTNERSHIP EOP OPER LTD PARTNERSHIP 7.375 CUSIP: 268766BS0	3,685,000.000	3,797,394.750	3,874,445.850
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.7 DU CUSIP: 345397SJ3	1,650,000.000	1,663,958.500	1,676,961.000
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.875 CUSIP: 345397TR4	1,000,000.000	1,014,920.000	999,650.000

See accompanying independent auditors' report.

SCHEDULE I

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	Corporate Debt Instruments - Other			
	United States - USD			
	FORD MTR CR CO NT DTD 02/23/1999 5.75 DUE 02-23-2004 BEO CUSIP: 345397SH7	800,000.000	782,784.000	800,584.000
	GEN MTRS ACCEP CORP MEDIUM TERM NTS BOOKENTRY MTN 5.8 DUE CUSIP: 37042WD24	3,750,000.000	3,825,800.000	3,831,862.500
	GEN MTRS ACCEP CORP MEDIUM TERM NTS BOOKENTRY TRANCHE # TR CUSIP: 37042WVU2	1,000,000.000	965,360.000	1,015,720.000
	GEN MTRS ACCEP CORP NT 6.85 DUE 06-17-2004 BEO CUSIP: 370425RJ1	1,250,000.000	1,305,987.500	1,299,675.000
	GS MTG SECS CORP II SER 1997-GL1 6.86 CMO CTF DUE 07-13- CUSIP: 36228CAL7	3,590,000.000	3,612,774.230	3,749,708.330
	HSEHD FIN CORP MEDIUM TERM SR NTS BOOK ENTRY TRANCHE # SR CUSIP: 44181KZK3	3,345,000.000	3,289,931.600	3,403,671.300
	INTL LEASE FIN CORP MTN TRANCHE # TR 00532 4.65 DUE 07- CUSIP: 45974VYD4	2,200,000.000	2,197,954.000	2,238,500.000
	INTL LEASE FIN CORP NT DTD 07/20/2001 5.125 DUE 08-01-20 CUSIP: 459745EV3	2,500,000.000	2,522,675.000	2,509,975.000
	INTL LEASE FIN CORP SR NT DTD 05/01/20015.25 DUE 05-03-200 CUSIP: 459745ET8	500,000.000	498,920.000	502,115.000
	INTL LEASE FIN CORP- MEDIUM TER TRANCHE # TR 00535 4.4 DUE CUSIP: 45974VYG7	2,500,000.000	2,508,050.000	2,512,635.000
	INTL PAPER CO NT DTD 06/07/2000 8 DUE 07-08-2003 BEO CUSIP: 460146BJ1	825,000.000	823,370.250	878,286.750
	KELLOGG CO NT SER B 5.5 DUE 04-01-2003 BEO CUSIP: 487836AQ1	1,350,000.000	1,347,138.000	1,347,884.920
	M.LYNCH MTG INVS INC MTG PASSTHRU CTF SER 1995-C2 CL A V CUSIP: 589929KN7	2,215,612.100	2,068,317.660	2,241,964.590
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY TRANCHE CUSIP: 59018SW59	1,695,000.000	1,773,410.700	1,770,495.300
	MEYER FRED INC DEL NEW 7.375 DUE 03-01-2005 REG CUSIP: 592907AA7	900,000.000	936,236.800	950,544.000
	MINNESOTA MNG & MFG CO MEDIUM TERM NTS BTRANCHE # TR 0001 CUSIP: 60406CAS6	1,780,000.000	1,775,478.800	1,783,043.800
	NATL RURAL UTILS COOP FIN CORP NATL RURAL UTILS 5.25 D CUSIP: 637432CR4	2,500,000.000	2,521,625.000	2,544,165.000
	NISOURCE FIN CORP GTD NT 5.75 DUE 04-15-2003 BEO CUSIP: 65474NAA7	2,500,000.000	2,499,910.000	2,542,725.000
	PNC FDG CORP 6.125 DUE 09-01-2003 REG CUSIP: 693476AG8	2,500,000.000	2,579,275.000	2,613,775.000
	PNC FDG CORP 6.875 DUE 03-01-2003 REG CUSIP: 693476AF0	250,000.000	253,912.500	259,722.500
	PVTPL QWEST CAP FDG INC QUS 5.875 DUE 08-03-2004 BEO CUSIP: 74913EAK6	700,000.000	696,731.000	688,520.000
	QWEST CORP NT DTD 06/05/2000 7.625 DUE 06-09-2003 BEO CUSIP: 74913GAA3	2,600,000.000	2,713,245.000	2,662,036.000
	SAFEWAY INC NT 7 DUE 09-15-2002 BEO CUSIP: 786514AX7	1,000,000.000	996,270.000	1,030,210.000
	SIMON DEBARTOLO GROUP L P NT 6.625 DUE 06-15-2003 REG CUSIP: 828783AJ9	1,750,000.000	1,810,375.000	1,798,597.500
	SPRINT CAP CORP GTY REG 5.875 DUE 05-01-2004 BEO ISI CUSIP: 852060AE2	1,250,000.000	1,231,800.000	1,278,887.500
	TYCO INTL GROUP S A 4.95 DUE 08-01-2003 BEO CUSIP: 902118BA5	1,250,000.000	1,249,837.500	1,270,175.000
	WORLDCOM INC GA 7.55 DUE 04-01-2004 REG CUSIP: 98155KAA0	1,875,000.000	1,943,981.250	1,966,518.750
	WORLDCOM INC 7.875 DUE 05-15-2003 BEO CUSIP: 98157DAB2	2,500,000.000	2,602,812.500	2,628,100.000

See accompanying independent auditors' report.

SCHEDULE I

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	Corporate Debt Instruments - Other			
	United States - USD			
	YPF SOCIEDAD ANONIMA 7.5 STRUCTURED EXPTNT DUE 10-26-2002 CUSIP: 984245AB6	373,030.940	372,877.820	358,109.700
	1ST NATL BNK BSTN MASS SUB 8.375 NT DUE 12-15-2002 REG CUSIP: 323585TV1	1,920,000.000	2,024,486.400	2,009,644.800
	Total United States - USD		**83,751,178.66**	**85,107,482.39**
	Total Corporate Debt Instruments - Other		**83,751,178.66**	**85,107,482.39**
	Corporate Stock - Common			
	United States - USD			
*	MOTOROLA INC COM CUSIP: 620076109	51,309,573.000	880,618,067.230	770,669,786.460
	Total United States - USD		**880,618,067.23**	**770,669,786.46**
	Total Corporate Stock - Common		**880,618,067.23**	**770,669,786.46**
	Participant Loans			
	United States - USD	(Participant Loans)		
*	&&&MOTOROLA LOAN ASSET CUSIP: 000101469	Rates from 5.8% to 10% 169,862,917.090	169,862,917.090	169,862,917.090
	Total United States - USD	Maturity dates ranging from 0 to 10 years	**169,862,917.09**	**169,862,917.09**
	Total Participant Loans		**169,862,917.09**	**169,862,917.09**
	Value of Interest in Common/Collective Trusts			
	United States - USD			
	COLTV SHORT TERM INVT FD CUSIP: 195998AC3	27,327,005.160	27,327,005.160	27,327,005.160
	MFB NTGI COLTV DAILY AGGREGATE BONDINDEXFD - LEND CUSIP: 193999992	6,070,339.000	102,569,435.270	105,927,415.550
	MFB NTGI COLTV DAILY S&P MIDCAP 400 EQTYINDEX FD - LENDING CUSIP: 194992715	11,873,639.750	193,393,157.650	196,390,001.470
	MFB NTGI COLTV DAILY S&P 500 EQTY INDEX FD - LENDING CUSIP: 195999AA5	40,204,342.860	1,367,774,114.150	1,181,605,836.660
	Total United States - USD		**1,691,063,712.23**	**1,511,250,058.84**
	Total Value of Interest in Common/Collective Trusts		**1,691,063,712.23**	**1,511,250,058.84**

See accompanying independent auditors' report.

SCHEDULE I

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	Value of Interest in Master Trusts			
	United States - USD			
*	MFO MOTOROLA BD POOL UNITS CUSIP: 62008A984	89,344,154.230	915,385,469.150	1,063,805,655.910
*	MFO MOTOROLA STK POOL UNITS CUSIP: 62008A992	193,384,440.330	1,863,806,819.570	1,594,410,425.490
	Total United States - USD		**2,779,192,288.72**	**2,658,216,081.40**
	Total Value of Interest in Master Trusts		**2,779,192,288.72**	**2,658,216,081.40**
	Value of Interest in Registered Investment Companies			
	United States - USD			
*	MFB NORTHN INSTL FDS INTL EQTY INDEX PORTFOLIO CL A CUSIP: 665278354	3,573,393.660	39,691,411.120	32,017,607.190
*	MFB NORTHN INSTL FDS SMALL CO INDEX PORTFOLIO CL A CUSIP: 665278560	6,162,140.070	69,241,999.170	66,181,384.350
	Total United States - USD		**108,933,410.29**	**98,198,991.54**
	Total Value of Interest in Registered Investment Com		**108,933,410.29**	**98,198,991.54**
	Pending trade purchases: United States dollar	0.000	-10,478,066.460	-10,478,066.460
			-10,478,066.46	**-10,478,066.46**
	Total - all currencies		**-10,478,066.46**	**-10,478,066.46**

See accompanying independent auditors' report.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2001

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Total			6,022,666,699.65	6,608,349,224.37

*Party-In-Interest

See accompanying independent auditors' report.